UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 SCHEDULE 13D (Rule 13d-101) UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. )* ADVENT TECHNOLOGIES HOLDINGS, INC.
(Name of Issuer) Common Stock, par value $0.0001
(Title of Class of Securities) 00788A105
(CUSIP Number) Advent Technologies Holdings, Inc. Attention: James F. Coffey, Chief Operating Officer and General Counsel 200 Clarendon Street Boston, MA 02116 857-264-7035
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) February 4, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00788A105

1.	NAME OF REPORTING PERSON Christos Kaskavelis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Greece
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,901,708
	8.	SHARED VOTING POWER 1,802,405 (1)
	9.	SOLE DISPOSITIVE POWER 1,901,708
	10.	SHARED DISPOSITIVE POWER 1,802,405 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,704,113
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%*
14.	TYPE OF REPORTING PERSON IN

*
Represents the percentage ownership based on 46,105,947 shares of common stock of Advent Technologies Holdings, Inc. outstanding as of February 4, 2021 as reported in the Current Report on Form 8-K filed on February 9, 2021.

(1)
Represents 1,802,405 shares of common stock of Advent Technologies Holdings, Inc. beneficially owned by Mr. Kaskavelis through Nemaland Ltd, an entity in which Mr. Kaskavelis and his wife each hold a 50% stake and for which Mr. Kaskavelis holds shared voting and dispositive power with his wife with regard to such shares of Advent Technologies Holdings, Inc.

CUSIP No. 00788A105

SCHEDULE 13D

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Schedule 13D”) relates to common stock, par value $0.0001 per share (the “Common Stock”), of Advent Technologies Holdings, Inc. (the “Issuer”), the principal executive offices of which are located at 200 Clarendon Street, Boston, MA 02116.

Prior to the Business Combination (as defined below), the Issuer was known as AMCI Acquisition Corp., a Delaware corporation (“AMCI”).

Item 2.	Identity and Background.

(a)  This Schedule 13D is filed on behalf of Mr. Christos Kaskavelis (the “Reporting Person”).

(b)  The principal business address of the Reporting Person is 200 Clarendon Street, Boston, MA 02116.

(c)  The present principal occupation of the Reporting Person is the Chief Marketing Officer of the Issuer.

(d)  During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a citizen of Greece.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person is deemed to beneficially own 3,704,113 shares of Common Stock of the Issuer as reflected in this Schedule 13D.

Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the securities acquired by the Reporting Person. Pursuant to the Merger Agreement, upon consummation of the Business Combination, the shares of common stock of Advent Technologies Inc., a Delaware corporation (“Legacy Advent”) beneficially owned by the Reporting Person were automatically converted into shares of Common Stock of the Issuer.

Item 4.	Purpose of Transaction.

On February 4, 2021 (the “Closing Date”), the Issuer consummated the previously announced business combination pursuant to that certain Agreement and Plan of Merger, dated as of October 12, 2020 (as amended on October 19, 2020 and amended again on December 31, 2020, the “Merger Agreement”), by and among the Issuer, AMCI Merger Sub Corp., a newly-formed Delaware corporation (‘‘Merger Sub”), AMCI Sponsor LLC, a Delaware limited liability company, in its capacity as Purchaser Representative thereunder, Legacy Advent and Vassilios Gregoriou, in the capacity as the Seller Representative thereunder.  Pursuant to the terms of the Merger Agreement, Merger Sub merged with and into Legacy Advent, with Legacy Advent surviving the merger as a wholly owned subsidiary of the Issuer (the “Business Combination”). As a result of the Business Combination, Legacy Advent became a wholly-owned subsidiary of the Issuer, with the stockholders of Legacy Advent becoming stockholders of the Issuer and each outstanding share of common stock and preferred stock of Legacy Advent was cancelled and extinguished and collectively converted into the right to receive shares of the Common Stock in accordance with the Merger Agreement. Upon the consummation of the Business Combination, AMCI changed its name to “Advent Technologies Holdings, Inc.”.

CUSIP No. 00788A105

As a result of the Business Combination, the Reporting Person received 3,704,113 shares of Common Stock.

In connection with the Merger Agreement, certain of the Legacy Advent stockholders entered into a Lock-Up Agreement with the Issuer (the “Lock-Up Agreement”), pursuant to which the stockholders, including the Reporting Person, have agreed, subject to certain exceptions, not to dispose of or hedge any shares of Common Stock or securities convertible into or exchangeable for shares of our Common Stock of the Issuer received in connection with the transactions contemplated by the Merger Agreement during the period from the Closing Date continuing through the earliest of: (i) the date that is one year from the Closing Date, (ii) the last trading day when the last reported sale price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date, or (iii) such date on which the Issuer completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached as an exhibit to the Schedule 13D and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

Items 7-11 of the cover pages of this Schedule 13D are incorporated herein by reference.

(c) Except as described in Item 4, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Common Stock.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Kaskavelis will be entitled to receive compensation and other benefits as an employee of the Issuer. In such capacity, he may also be granted equity awards with respect to the Common Stock from time to time.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.
1.
Form of Lock-Up Agreement from certain of Legacy Advent stockholders, officers and directors (incorporated by reference to Exhibit 2.1 of the Issuer’s Registration Statement on Form S-4 (Reg. No. 333-250946), filed with the SEC on January 14, 2021).

CUSIP No. 00788A105

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

By:	/s/ Christos Kaskavelis
Name:	Christos Kaskavelis

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